UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

SALIX PHARMACEUTICALS, LTD.

(Name of Subject Company)

SALIX PHARMACEUTICALS, LTD.

(Name of Person Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

795435106

(CUSIP Number of Common Stock)

Robert P. Ruscher

Executive Chairman

Salix Pharmaceuticals, Ltd.

8540 Colonnade Center Drive, Suite 501

Raleigh, North Carolina 27615

(919) 862-1000

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copy to:

Donald R. Reynolds, Esq.

Alexander M. Donaldson, Esq.

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

(919) 781-4000

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

(a) The name of the subject company is Salix Pharmaceuticals, Ltd., a Delaware corporation (“Salix”), and the address and telephone number of Salix’s principal executive offices are 8540 Colonnade Center Drive, Suite 501, Raleigh, North Carolina 27615, (919) 862-1000.

(b) The title of the class of equity securities to which this statement relates is common stock, par value $0.001 per share, of Salix (the “Common Stock”), together with associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Rights”, and together with the Common Stock, the “Shares”). The Rights were issued in connection with the Rights Agreement dated as of January 10, 2003 between Salix and Computershare Investor Services, LLC, which updated the Rights Agreement previously approved by the Salix Board and stockholders in 2000 (the “Rights Plan”). As of April 18, 2003, there were 21,402,963 Shares issued and outstanding.

Item 2.    Identity and Background of Filing Person.

(a) Name and Address of Person Filing this Statement

Salix’s name, address and telephone number are set forth above under “Item 1(a)—Subject Company Information,” which information is incorporated herein by reference. The filing person is Salix, which is the subject company. Information regarding Salix is available on its website, www.salix.com. Information on Salix’s website is not incorporated by reference herein.

(b) Tender Offer of the Offeror

This statement relates to the tender offer by Saule Holdings, Inc., a Delaware corporation (“Saule Holdings”), and a wholly owned subsidiary of Axcan Pharma Inc., a Delaware corporation (“Axcan”), for all of the outstanding Shares at a price of $8.75 per share, net to the seller in cash. The offer is being made upon the terms and subject to the conditions set forth in Saule Holdings’ offer to purchase, dated April 10, 2003, and in the related letter of transmittal. The consideration offered per Share, together with all of the terms and conditions of Saule Holding’s tender offer, are referred to herein as the “Offer.”

Saule Holdings has indicated that if the Offer is consummated, it will merge with and into Salix, with Salix as the surviving corporation and a wholly owned subsidiary of Axcan (the “Proposed Merger”, and together with the Offer, the “Proposed Acquisition”).

The Offer and Proposed Merger are disclosed in a Tender Offer Statement on Schedule TO, filed on April 10, 2003, by Axcan and Saule Holdings with the Securities and Exchange Commission (“SEC”). The Schedule TO states that the address of the principal executive office of Axcan is 597 Laurel Boulevard, Mont-Saint-Hilaire, Quebec QC J3H 6C4, Canada, and that the address of the principal executive office of Saule Holdings is 22 Inverness Center Parkway, Suite 310, Birmingham, Alabama 35242.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this statement and under the heading “Compensation of Directors” on page 5 and the heading “Executive Compensation and Other Matters” on pages 14-15 of Salix’s Proxy Statement, dated April 30, 2002, sent by Salix to its stockholders in connection with the 2002 Annual Meeting of Stockholders of Salix (the “2002 Proxy Statement”), which is Exhibit 5 to this statement and was previously filed with the SEC, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Salix or its affiliates and (1) its executive officers, directors or affiliates, or (2) Saule Holdings or Axcan or any of their executive officers, directors or affiliates. The above-referenced sections of the 2002 Proxy Statement are incorporated herein by reference.

The incorporated information contained in the 2002 Proxy Statement is updated as follows:

•	on July 15, 2002, Robert Ruscher became Executive Chairman and Carolyn Logan became President and Chief Executive Officer of Salix, with their base annual salaries being $350,000 for Mr. Ruscher (which decreased to $300,000 effective January 2003 and will decrease to $250,000 effective July 2003) and $350,000 for Ms. Logan;

•	as a result of her becoming President and Chief Executive Officer, the period for which Ms. Logan could receive severance under her employment agreement increases to 24 from 18 months effective July 1, 2003;

•	in July 2002, Salix implemented an annual option grant program for outside directors pursuant to which each of Salix’s outside directors was granted an option to purchase 10,000 shares of Common Stock at the fair market value as of the date of grant, vesting ratably over 12 months;

•	the 2003 base salaries for the following executive officers of Salix under their respective employment agreements are $227,500 for Randy Hamilton, $227,500 for Lorin Johnson, $207,000 for Adam Derbyshire and $207,000 for Scott Sykes; and

•	Allen Mangel, who was Vice President, Research and Development, and Joseph Tyler, who was Vice President, Operations, are no longer employed by Salix, although Mr. Tyler will continue to serve as a consultant, providing limited hourly services to Salix through May 2003.

Item 4.    The Solicitation or Recommendation.

(a) Recommendation of the Board of Directors

After careful consideration, including a thorough review of the Offer with independent financial and legal advisors, the Salix Board unanimously recommends that Salix stockholders reject the Offer and not tender their Shares in the Offer. The Salix Board believes that the Offer is grossly inadequate and not in the best interests of Salix or its stockholders. The factors relied upon by the Salix Board in making its recommendation are described in greater detail below, and include the following:

•	the Salix Board believes that Salix is poised for significant growth and profitability, and can better enhance stockholder value by continuing to execute its business plan, which is expected to make Salix become profitable in the second half of 2004 based on Colazal sales alone;

•	the Offer does not adequately reflect the true value of Salix’s currently marketed product or its two products under development, which are

•	balsalazide disodium, which Salix markets in the United States under the tradename Colazal® as a treatment for ulcerative colitis, an oral formulation of the active therapeutic agent 5-ASA that delivers 99% of the drug to the colon and which is the fastest growing drug of its kind in the marketplace based on 2002 prescriptions (“Balsalazide” or “Colazal”),

•	Rifaximin, a broad-spectrum, gastrointestinal-specific, oral antibiotic that received an approvable letter from the FDA in October 2002 (“Rifaximin”) and that Salix expects to launch in 2004 and believes will be more successful than Colazal in terms of revenue, and

•	a patented, granulated formulation of mesalamine licensed from Dr. Falk Pharma GmbH in July 2002 (the “Falk Mesalamine Product”), which has a prolonged release mechanism that should allow Salix to expand its treatment options for ulcerative colitis;

•	the Offer does not adequately reflect Salix’s proven ability to in-license, complete any required development, and launch and sell drugs through its gastroenterology-focused specialty sales force;

•	the Offer represents an opportunistic attempt by Axcan to acquire Salix at a time when the Common Stock price is artificially and temporarily depressed, including negative effects of general market conditions and a downturn in the specialty pharmaceutical sector;

•	the offer does not adequately reflect the commercial potential of Salix’s products or Salix’s reputation for integrity and quality in the medical community, based in part on discussions with leading medical authorities in the fields of gastroenterology, hepatology and infectious disease who are familiar with Salix and its products; and

•	the oral opinion of Salix’s independent financial advisor, Wachovia Securities, that as of April 22, 2003 the Offer was inadequate to the holders of the Shares from a financial point of view.

In summary, the Board concluded that Salix and its stockholders are on the cusp of realizing the benefits of the significant investments it has made during the past few years under its current business plan. Consequently, the Salix Board believes the Offer is inconsistent with the Board’s objective of enhancing stockholder value and that Salix, by continuing to execute its business plan, can better enhance stockholder value.

Accordingly, the Board of Directors unanimously recommends that you reject the Offer and not tender your Shares pursuant to the Offer.

A letter communicating the Salix Board’s recommendation to you and a press release relating to the recommendation to reject the Offer are filed as Exhibits 1 and 2 to this statement and are incorporated herein by reference.

(b) Background

General

Over the past four years, Salix has transformed itself from a small drug development company with no product close to commercialization in the United States into a proven, sales and marketing focused, specialty pharmaceutical company. Over this time, Salix, like many companies in the specialty pharmaceutical sector, has had informal discussions with various companies regarding possible business relationships. Salix management has always been willing to meet with, and listen to, third parties regarding possible strategic relationships. Salix is a company built on the highest standards of integrity and focus on stockholder interests, and its Board and management always carefully consider opportunities and proposals in that light. The Salix Board has carefully considered the Offer, which is the first time Axcan has proposed a specific price to Salix.

Rights Plan

With its stockholders’ interests in mind, and also like many companies, Salix has taken measures to protect its value for its stockholders. One of these measures is the Rights Plan, which is similar to rights plans adopted by many other public companies. The purpose of the Rights Plan is to prevent third parties from opportunistically acquiring Salix in a transaction that the Salix Board believes is not in the best interests of Salix stockholders. The Rights Plan was adopted by the Board in January 2000, approved by the stockholders in June 2000 and updated in January 2003 to reflect Salix’s redomestication as a Delaware corporation and its listing on the Nasdaq National Market System. The Rights Plan update was not in response to any specific acquisition proposal or discussions with third parties. If the plan had not been updated, the original plan would have remained in place with substantially the same effect as the updated Rights Plan.

The Rights Plan requires any party seeking to acquire 20% or more of the outstanding Common Stock to obtain the approval of the Salix Board or else the Rights not held by the acquiror become exercisable for preferred stock of Salix, or common stock of the acquiror, at a discounted price that would make the acquisition prohibitively expensive. At its meeting on April 22, 2003, the Salix Board, to preserve its ability to amend or redeem the Rights in appropriate circumstances in the future, indefinitely extended the detachment of the Rights from the Common Stock otherwise triggered by the Offer. At that time the Board also affirmatively declined to amend or redeem the Rights to allow the Offer to proceed. The Salix Board believes the Rights Plan has helped the stockholders at this time by effectively preventing Axcan from opportunistically acquiring Salix at a price that the Salix Board believes is grossly inadequate for the reasons discussed below.

Prior Salix Business Model

Salix and Axcan exchanged correspondence about a possible business combination in early to mid-1999, when Salix was a very different company from the one it is today. At that time, Salix had no product close to commercialization in the United States. Astra AB (now AstraZeneca) held the marketing rights to Salix’s lead product, Balsalazide, in most of the principal worldwide markets, including the United States. Salix was losing money in supplying Balsalazide to Astra due to the economics of the Astra agreement, which it had signed in 1993. In addition, Salix had not yet submitted a New Drug Application to the FDA for its second product candidate, Rifaximin, a unique, broad-spectrum, gastrointestinal-specific, oral antibiotic, and development of Rifaximin required further investment and capital resources. As a result of these factors, the Common Stock was trading below $0.50 per share, seriously hindering Salix’s ability to raise badly needed capital. Consequently, the Board of Directors determined that it might be in the best interests of stockholders to sell the company. Management initiated the process of seeking a company to acquire Salix, requesting proposals be submitted in May 1999. One of the companies that Salix contacted was Axcan. On May 19, 1999, however, Leon Gosselin, President of Axcan, wrote Salix a letter stating that Axcan was unable to do anything with Salix at that time. Salix wrote Mr. Gosselin on June 10, 1999, offering Axcan through mid-July to indicate an interest or make a proposal, but Axcan did not respond.

Current Salix Business Model

Adoption.    In the second half of 1999, Salix began negotiating with Astra to reacquire the principal marketing rights to Balsalazide. The opportunity to regain the Balsalazide rights fundamentally changed the prospects and strategy for Salix. As a result, the Salix Board adopted its current business plan, which calls for Salix to become a leading specialty pharmaceutical company focused on in-licensing, developing and marketing therapeutic products to gastroenterologists in the United States through Salix’s own sales force. One aspect of this plan was to out-license or sell rights to its products outside the United States to help fund anticipated significant investments in infrastructure to execute this plan.

In January 2000, one month after Salix had reacquired the rights to Balsalazide and had begun implementation of its current business plan, Salix’s then Executive Chairman, Randy Hamilton, and other members of Salix senior management met with Mr. Gosselin and Bertrand Bolduc, Vice President – Corporate Development, of Axcan. At this meeting, Mr. Hamilton told Messrs. Gosselin and Bolduc of Salix’s U.S. commercialization plans for Balsalazide and Rifaximin and inquired whether Axcan would be interested in acquiring the European and/or Canadian rights to them. Axcan expressed its interest in acquiring Salix. Mr. Hamilton said that the Salix Board was no longer interested in a sale of Salix. The Salix Board believed that the Common Stock price at the time significantly undervalued Salix’s future prospects, and that carrying out the stated business plan was the optimal strategy to enhance stockholder value. The Common Stock was trading at or below $1.00 during this time.

In February 2000, Robert Ruscher, then President and Chief Executive Officer of Salix, sent a letter to Axcan containing a non-disclosure agreement to allow Axcan to review Salix business and financial information as a precursor to entering into discussions on the possible licensing to Axcan of certain non-U.S. marketing rights to Balsalazide and Rifaximin. Salix sent this same form of agreement to several other companies for the same purpose. That non-disclosure agreement specifically prohibited the company signing it from acquiring or attempting to acquire Salix for a period of two years unless Salix approved such a proposal in advance. This type of provision is known as a “stand-still” provision and is common in many commercial non-disclosure agreements, particularly those entered into with competitors like Axcan and most of the other companies that Salix approached. Salix required the stand-still provision because without it a competing company could review sensitive and confidential information about Salix and its products and then unfairly use the information to make an acquisition offer for Salix at a time when Salix was poised for growth and significantly undervalued in the market. This form of agreement, including the stand-still provision, was signed by all but two companies contacted by Salix who wanted to pursue the potential transaction.

Axcan refused to sign the non-disclosure agreement, citing the stand-still provision as its reason. As a result, Salix did not provide Axcan with any sensitive and confidential competitive information, and no formal discussions ensued.

Successful Implementation.    Having reacquired the principal worldwide marketing rights to Balsalazide from AstraZeneca in December 1999, Salix sold the northern European rights to Shire Pharmaceuticals Group plc in May 2000. With the sale proceeds, Salix began assembling its commercialization infrastructure and sales force in the second half of 2000. Salix received FDA approval to market Balsalazide in the United States in July 2000. In January 2001, Salix introduced Balsalazide in the United States under the tradename Colazal for the treatment of mildly to moderately active ulcerative colitis. Sales of Colazal were $14.1 million in 2001 and $33.5 million in 2002. Based upon information currently available, Salix estimates that net Colazal sales for 2003 will be approximately $50.0 million, reflecting a 49% increase over 2002 sales. The number of prescriptions written in 2001 and 2002 for Colazal was approximately 62,500 and 193,900, respectively, making Colazal the fastest growing drug of its kind in the marketplace. Based on information currently available, Salix estimates that approximately 282,000 prescriptions will be written for Colazal in 2003.

Salix’s receipt of regulatory approval for Colazal, establishment of a gastroenterology-focused specialty sales force and launch of Colazal demonstrate Salix’s ability to successfully execute its business plan. Since December 1999, Salix has made significant investments to transform itself from a small drug development company into a proven, sales and marketing focused, specialty pharmaceutical company. Over that time, the price of the Common Stock increased from under $0.15 in December 1999 (when Mr. Gosselin first proposed a meeting to examine the possibility of an association between Axcan and Salix) to close at $10.40 on April 22, 2003.

Leveraging the Infrastructure

Salix and its stockholders are at the cusp of realizing the benefits of the significant investments that have been made under the current business model. Salix has made significant investments over the past few years to develop the infrastructure necessary to bring more drugs to the market, giving Salix the ability to continue building sales of Colazal and to launch Rifaximin and future products without significantly increasing expenses.

Existing Product; Near Term Profitability.    Colazal was the first new molecular entity approved in ten years by the FDA for the treatment of mildly to moderately active ulcerative colitis and the first new oral therapy approved by the FDA for this indication in seven years. In clinical trials, Colazal demonstrated at least comparable efficacy and had an improved safety profile as compared to some other oral 5-ASA products. Other 5-ASA products often do not deliver optimal doses of the active therapeutic agent to the colon. However, because Colazal’s proprietary formulation allows 99% of the drug to reach the colon, it can work more quickly and effectively than comparable doses of other 5-ASA products that deliver less drug to the diseased area.

Salix has made significant investments over the past few years to develop its commercialization infrastructure. As a result, based on its current expectations and assumptions regarding Colazal sales, Salix expects to become profitable in the second half of 2004 excluding any effects of a potential Rifaximin launch. Salix further believes that it will be profitable for the year ending December 31, 2004 if Rifaximin is approved and launched in 2004 as expected.

Second Product; Approvable Status with Significant Market Potential.    Salix’s second product candidate, Rifaximin, is a unique, broad-spectrum, gastrointestinal-specific, oral antibiotic. Salix intends to establish Rifaximin as the drug of choice for the treatment of travelers’ diarrhea and a broad range of other gastrointestinal bacterial infections. Salix believes the advantages of Rifaximin to treat these infections are two-fold: (1) site-targeted antibiotic delivery; and (2) improved tolerability compared to other treatments. Less than 1.0% of the drug is absorbed into the bloodstream when it is taken orally, which means that substantially all of the drug is available to destroy bacteria at the site of the infection. In addition, Salix believes Rifaximin should cause fewer side effects or discomforts such as nausea, headache or dizziness than observed with currently available, more highly-absorbed antibiotics. Furthermore, Salix believes Rifaximin is also less likely to cause systemic resistance or harmful interaction with other drugs a patient is taking.

Salix also believes that Rifaximin, for which the FDA issued an approvable letter in October 2002 for the treatment of travelers’ diarrhea, should, once introduced, be even more successful than Colazal in terms of revenue. This belief is based on the uniqueness of Rifaximin as a gastrointestinal-specific antibiotic, combined with results of Salix market research and discussions with leading medical authorities highlighting the large number of diseases in which Rifaximin could be utilized and the large number of patients who could potentially use Rifaximin. Specifically, Rifaximin will potentially compete in an annual U.S. retail market in excess of $2 billion, comprised of over 12 million patients. By comparison, Colazal competes in an annual U.S. retail market of approximately $450 million, comprised of approximately 500,000 patients. Salix is exploring potential co-promotion arrangements to market Rifaximin to physicians other than gastroenterologists. Salix believes Rifaximin is unique because there is no other U.S.-approved oral antibiotic with its potential broad-spectrum activity, lack of systemic absorption, and safety and resistance profiles. Accordingly Salix believes that the potential for Rifaximin is significantly undervalued by the stock market.

Third Product and Additional Pipeline Opportunities. To build its pipeline of products, Salix is pursuing additional gastrointestinal therapies in late stage development or already approved that would be attractive products for commercialization. In July 2002 Salix acquired from Dr. Falk Pharma GmbH, one of the most recognized companies worldwide in gastroenterology, the U.S. rights to the Falk Mesalamine Product. As part of that transaction, Salix also received a right of first negotiation with respect to additional Falk products in the United States, some of which would be competitive with Axcan products currently marketed in the United States. The Falk Mesalamine Product has already been approved in most of the principal markets of Europe. If approved in the United States, the Falk Mesalamine Product’s unique prolonged release mechanism would allow Salix to expand its range of treatment options for ulcerative colitis. Salix is in the process of initiating Phase III studies investigating the Falk Mesalamine Product as a treatment for ulcerative colitis utilizing a dosing regimen that represents significant improvements over current therapies.

Salix continues to seek additional late stage or marketed therapies that could be acquired or in-licensed, developed and sold to United States gastroenterologists through Salix’s existing infrastructure. Salix remains dedicated to its mission of being the premier specialty pharmaceutical company providing products to gastroenterologists and their patients.

Contacts with Axcan

As previously stated, Salix management has always been willing to meet with third parties and listen to their proposals. Since February 2000, Salix and Axcan have from time to time had informal discussions regarding various business matters. The discussions with Axcan, however, never progressed beyond preliminary stages, no price or formal proposal was ever made or discussed by Axcan or Salix, and no agreement was reached at any time.

In these discussions, Salix always stated to Axcan a specific precondition to any merger with Axcan, based, in part, on input with respect to Axcan received by Salix from several members of the U.S. investment community. Specifically, Salix repeatedly stated that Axcan would have to agree, prior to any meeting to discuss a combination, that a combined company should be managed by someone other than Mr. Ruscher or Mr. Gosselin. Such leader would have to be mutually acceptable, and would possess appropriate experience and skill in managing a sales and marketing focused specialty pharmaceutical company with optimal focus on the key worldwide markets and investors. In these conversations, Salix was focusing on the characteristics of an organization that would enhance stockholder value in a combined company, including optimizing access to the U.S. investment community, which is the largest capital market in the world. Axcan never agreed to this precondition.

Other than this one point, at no time has Salix ever discussed board, officer or employee appointments for a combined company, whether for Mr. Ruscher or any other Salix director, officer or employee.

Salix and Mr. Ruscher have always been willing to make changes that they believe are in the best interest of Salix and its stockholders as the company continues to mature. Specifically, Mr. Ruscher initiated the July 2002 management changes pursuant to which Carolyn Logan became President and CEO. Mr. Ruscher also initiated a significant reduction in his salary as he transitioned to his current position as Executive Chairman of the Board. Mr. Ruscher initiated these changes because Salix had become a sales and marketing focused company better led by someone with Ms. Logan’s proven sales, marketing and management experience, and the new structure better positioned Salix to take advantage of opportunities to leverage its infrastructure.

On July 15, 2002, Salix announced that it had in-licensed U.S. rights to the Falk Mesalamine Product and had received the right of first negotiation with respect to additional Falk products in the United States. On July 23, 2002, Francois Painchaud, a partner at one of Axcan’s law firms and the Corporate Secretary and a director of Axcan, wrote a letter to Falk alleging that the Salix agreement with Falk was a breach of a non-competition covenant between Axcan and Falk. Based on a review of all available facts and the advice of its legal counsel, Salix believed that Axcan’s claim was without merit. On February 14, 2003, Mr. Painchaud wrote Salix to confirm that Axcan no longer considered Salix’s agreement with Falk to be a breach of the non-competition covenants and to withdraw the objections set out in his July 2002 letter.

In the second half of January 2003, Mr. Gosselin’s assistant exchanged emails with Mr. Ruscher and his assistant to schedule a January 30 meeting with Mr. Gosselin that Mr. Gosselin had requested in an email on January 13. In addition, Salix had recently been contacted by several other companies interested in discussing strategic business combinations.

In discussions leading up to and at its regularly called meeting on January 28, 2003, the Salix Board was concerned that the Common Stock price was artificially low, the specialty pharmaceutical sector of the stock market was depressed, and the financial markets as a whole were in turmoil. The Salix Board reviewed its business plan at its meeting, as it frequently does. Based in part on that review, the Board believed Salix’s business and future were stronger than ever and that the stock price decline reflected market conditions primarily external to the true potential of Salix. The Board concluded that Salix and its stockholders are at the cusp of realizing the benefits of the significant investments that have been made under the current business model. The Board determined that at this time the market so significantly undervalued Salix Common Stock that it was not likely that it could negotiate any business combination at a price that reflected Salix’s true value. In light of all of these factors, the Salix Board determined that the management of Salix should focus on executing its business plan and not on informal and hypothetical acquisition discussions. As a result, Mr. Ruscher sought to postpone all meetings regarding potential business combinations until market conditions were more favorable.

In an exchange of voicemails on January 28, 2003 with David Mims, Chief Operating Officer of Axcan, regarding postponement of the January 30 meeting, Mr. Ruscher explained the Salix Board’s determination and the underlying factors, and offered to have a meeting when market conditions were more favorable. Mr. Ruscher believed that Mr. Mims would understand Salix’s position, because in prior conversations Mr. Ruscher and Mr. Mims had discussed their concerns that, given the artificially depressed nature of their respective stock prices, a third party could come in and make an opportunistic takeover offer that seemed to offer a premium to recent stock prices, but which significantly undervalued the true potential of the company.

Since that exchange of voicemails, Salix has had no contact with anyone at Axcan until the Offer was announced. Mr. Ruscher never received an email or telephone call from Axcan requesting another meeting. Specifically, Salix has no record of the email that Axcan alleges Mr. Gosselin sent to Mr. Ruscher on February 18, 2003. Furthermore, Mr. Ruscher never tentatively or otherwise scheduled another meeting with Axcan for February 2003. Thus, to Salix’s knowledge there was no communication or attempted communication between Axcan and Salix in the period from January 28, 2003 until the hostile tender was initiated on April 10, 2003.

Axcan Hostile Offer

In a letter to Salix’s Board dated April 10, 2003, Axcan made an unsolicited proposal to acquire all of the Common Stock for $8.75 in cash for each Share. This was the first time a specific price had ever been proposed by Axcan to Salix. In the letter, Axcan also invited the Salix Board to reach a negotiated acquisition agreement with Axcan and requested that the Board redeem the Rights or amend the Rights Plan to permit the Proposed Acquisition to occur. Axcan also publicly disclosed the Offer on April 10, 2003.

On April 10, 2003, Axcan and Saule Holdings filed a lawsuit in the United States District Court for the District of Delaware against Salix. The lawsuit seeks, among other things, to enjoin Salix, its agents, employees and anyone acting on its behalf from making any false or misleading statements with respect to the Offer. The complaint seeks declaratory relief, as well as the costs of the suit. The lawsuit is described in Item 8 below.

On April 10, 2003, Axcan and Saule Holdings filed a lawsuit in the Court of Chancery of the State of Delaware, New Castle County, against Salix and its directors. The lawsuit seeks, among other things, to require the Salix directors to approve the Offer and the Proposed Merger (the “Business Combination Condition”) and to redeem the Rights or make the Rights Plan inapplicable to the Offer and the Proposed Merger (the “Stockholder Rights Plan Condition”). The complaint seeks declaratory and injunctive relief, as well as the costs of the suit. The lawsuit is described in Item 8 below.

On April 10, 2003, Axcan and Saule Holdings indicated that they intend to solicit proxies from Salix stockholders in connection with Salix’s 2003 Annual Meeting of Stockholders, which currently is scheduled to be held on June 19, 2003. According to the filing, Axcan and Saule Holdings intend to nominate, and solicit proxies for the election of, a slate of independent nominees to replace all of the current members of the Salix Board. Axcan expects that, if nominated and elected, and subject to their fiduciary duties under applicable law, the director nominees would cause Salix to:

•	amend the Rights Plan or redeem the Rights, or to otherwise act to satisfy the Stockholder Rights Plan Condition;

•	approve the Offer and the Proposed Merger or otherwise act to satisfy the Business Combination Condition; and

•	take any other action necessary to cause the conditions to the Offer to be satisfied and to permit the Offer and the Proposed Merger to be consummated.

On April 10, 2003, Saule Holdings requested use of Salix’s stockholder list and securities position listings, as well as other corporate information, to which Salix responded on April 14, 2003.

Salix’s Consideration of the Offer

On April 10, 2003, the Salix Board of Directors, a majority of whom are independent directors, met with Salix’s management and legal counsel to discuss Axcan’s unsolicited Offer. On the same day, Salix issued a press release acknowledging Axcan’s announcement of the unsolicited Offer. Salix stated that its Board of Directors would evaluate the Offer and requested stockholders to defer making a determination whether to accept or reject the Offer until they have been advised of Salix’s recommendation with respect to the Offer.

On April 18, 2003, the Salix Board of Directors met with Salix’s senior management, its legal advisors, Wyrick Robbins Yates & Ponton LLP and Morris Nichols Arsht & Tunnell, and its independent financial advisor, Wachovia Securities, Inc., to further assess the Offer. The Board reviewed with these advisors, among other things, the Offer, Salix’s current and prospective operations, the current and prospective markets for Colazal, Rifaximin and the Falk Mesalamine Product, Salix’s business plan, past discussions and informal proposals from other companies interested in a business combination with Salix, and strategic alternatives. The Salix Board also met at this time with leading medical authorities in the fields of gastroenterology, hepatology and infectious disease who are familiar with Salix and its products. These physicians provided the Board with their advice on the efficacy and potential of Colazal and Rifaximin in particular, as well as their favorable view of the quality and integrity of Salix’s commercialization infrastructure and sales force. Wachovia Securities delivered its preliminary oral opinion that, as of April 18, 2003, the Offer was inadequate to the holders of Shares from a financial point of view.

The Board of Directors decided to take additional time to consider and evaluate the information it had received, and reconvened on April 22, 2003. Again at this meeting, the Board of Directors of Salix received input from senior management, its legal advisors and Wachovia Securities to further consider, and to discuss, the response to the Offer. At this meeting, Wachovia Securities confirmed its oral opinion that, as of April 22, 2003, the Offer was inadequate to the holders of Shares from a financial point of view. As a part of the Board’s deliberations at both the April 18 and April 22 meetings, the non-employee directors met with Salix’s independent financial and legal advisors outside of the presence of the employee directors and other members of management.

After careful consideration, including consultation with independent financial, medical and legal advisors, the Board unanimously concluded that the Offer is grossly inadequate and that it would recommend that Salix’s stockholders reject the Offer. The Board of Directors noted its belief that the Offer was opportunistic, significantly undervalued Salix’s business, and was not consistent with the Board’s objective of enhancing stockholder value. Accordingly, on April 23, 2003, Salix issued a press release announcing the Board’s unanimous rejection of the Offer.

(c) Reasons for the Board’s Recommendation; Factors Considered by the Board.    In reaching the unanimous conclusion that the Offer is grossly inadequate and the recommendation described above, the Salix Board of Directors consulted with its senior management and independent financial, medical and legal advisors and took into account the following factors, among others:

(i) The Salix Board believes Salix is poised for significant growth and profitability and can better enhance stockholder value by continuing to execute its business plan. The Board reviewed Salix’s success in implementing its strategy to date and believes that Salix has made significant investments over the past few years to build the infrastructure and experience to successfully in-license, complete any required development, and launch and sell gastroenterology drugs. The Board concluded that Salix and its stockholders are on the cusp of realizing the benefits of the significant investments it has made over the past few years under its current business plan. Specifically, Salix is positioned to continue growing Colazal sales and to sell additional products, thus significantly increasing revenue without having to incur significant additional expenses. As a result, based on its current expectations and assumptions regarding Colazal sales, Salix expects to become profitable in the second half of 2004 regardless of the status of Rifaximin, and believes it will be profitable for the year ending December 31, 2004 if Rifaximin is approved and launched in 2004 as expected.

(ii) The Salix Board believes that the Offer represents an opportunistic attempt by Axcan to acquire Salix at a time when the Common Stock price is artificially and temporarily depressed, including negative effects of general market conditions and a downturn in the specialty pharmaceutical sector. The closing price for the Shares was $7.28 on April 9, 2003, the day prior to the unsolicited Offer, significantly lower than the 52-week high of $17.33 per Share.

(iii) The Offer does not adequately reflect the commercial potential of Salix’s products or Salix’s reputation for integrity and quality in the medical community, based in part on discussions with leading medical authorities in the fields of gastroenterology, hepatology and infectious disease who are familiar with Salix and its products.

(iv) The $8.75 Offer price has remained below the market price of the Common Stock at all times since the public announcement of the Offer on April 10, 2003. The closing price per share of the Shares on the Nasdaq National Market System on April 22, 2003, the last trading day prior to the date of this statement, was $10.40.

(v) The Salix Board’s assessment, after consultation with Salix’s independent financial advisors, that Salix’s business has significantly greater value than the Offer.

(vi) The fact that Salix currently has a strong balance sheet, including cash and cash equivalents of approximately $47.0 million, or more than $2.00 per outstanding Share, and no long-term debt.

(vii) Both before and after the announcement of the Offer on April 10, 2003, Salix and its independent financial advisors have received unsolicited indications of interest from third parties with respect to a potential transaction with Salix.

(viii) The Board of Directors considered the taxable nature of the cash consideration to be paid to holders of Shares in the Offer and the fact that Salix stockholders would not be afforded an opportunity to share in potential increases in the long-term value of Salix.

(ix) The Offer is highly conditional, which results in significant uncertainty that the Offer will be consummated. Specifically, the Offer is subject to the following conditions, among others.

(1) Axcan Must Borrow Additional Funds to Consummate the Offer.    Axcan must receive proceeds under the credit facilities contemplated by its commitment from National Bank of Canada. These facilities are not final and require National Bank of Canada to find additional lenders to lend a significant portion of the money required. These proposed facilities might also contain restrictive covenants difficult for Axcan, which obtained $125 million of its current cash and cash equivalents of approximately $150 million by issuing convertible debentures in March 2003, to comply with.

(2) Minimum Tender Condition.    Salix stockholders shall have tendered and not withdrawn prior to the expiration of the Offer a number of Shares, including the Rights, so that, after consummation of the Offer, Axcan owns a number of Shares which constitute a majority of the then outstanding Shares on a fully-diluted basis. Salix does not expect any of its management or Board of Directors, who collectively hold approximately 15.0% of the Shares on a fully diluted basis, to tender.

(3) Stockholder Rights Plan Condition.    The Salix Board must have redeemed the Rights issued under the Rights Plan or Saule Holdings shall be satisfied that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger. See “General—Rights Plan” in Item 4(b), Background, for a description of why the Board believes the Rights Plan should remain in place at this time.

(4) Business Combination Condition.    The Salix Board must have approved the Offer and the Proposed Merger pursuant to the requirements of Section 203 of the Delaware General Corporation Law or Saule Holdings shall be satisfied that Section 203 does not apply to or otherwise restrict the Offer and the Proposed Merger. The Board has determined not to so approve the Offer at this time. See “Delaware Business Combinations Statute” under Item 8(a) for a summary of Section 203.

(5) No Material Adverse Change Condition.    No change, event or development must have occurred that has, or could reasonably be expected to have, a material adverse effect on the condition (financial or otherwise), business, assets, liabilities, prospects or results of operations of Salix and its subsidiaries taken as a whole (the “No Material Adverse Change Condition”).

(6) No Unusual Event Condition.    There shall not have occurred (a) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market in excess of one day, (b) a commencement of a war, armed hostilities, terrorist attacks or other international or national calamity directly or indirectly involving the United States, (c) any limitation (whether or not mandatory) by any United States governmental or regulatory authority on the extension of credit by banks or other financial institutions, (d) any decline in either the Dow Jones Industrial Average, the Standard & Poor’s 500 Index or the Nasdaq National Market by an amount in excess of 20% measured from the close of business on the date of the Offer or (e) in the case of any of the foregoing other than (d) existing at the time of the Offer, a material acceleration or worsening thereof (the “No Unusual Event Condition”).

(7) Antitrust Condition.    The applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other applicable similar foreign laws or regulations must have expired or been terminated. See “Regulatory Matters—U.S. Antitrust” under Item 8(b) for a description of the Hart-Scott-Rodino Act.

Although the No Material Adverse Change Condition and the No Unusual Event Condition might be capable of being satisfied, they are drafted in extremely broad and general terms and Axcan has the sole discretion to decide whether those conditions, as well as all other conditions, have been met. Accordingly, even assuming that the numerous other conditions to the Offer could be satisfied, these conditions create significant uncertainty regarding whether Axcan would be required to consummate the Offer given that any number of otherwise insignificant events or circumstances could be deemed by Axcan to cause the condition not to be satisfied. This is especially true of the No Unusual Event Condition, given the unsettled nature of world events at this time, including the fact that the Offer does not specifically provide how Axcan will consider the uncertainties surrounding Iraq, the Middle East and the war on terrorism, and the possible impact those events could have on international politics and the financial markets.

Uncertainty as to the likelihood of consummation of the Proposed Acquisition is of particular concern because pursuing a transaction would likely disrupt Salix’s business by causing uncertainty in current and potential employees, physicians and their patients, suppliers and other constituencies important to Salix’s success. Because Axcan is a competitor of Salix, this disruption and Axcan’s access to sensitive confidential Salix information while pursuing the Proposed Acquisition could give it unfair competitive advantages over Salix, heightening the competitive risk to Salix if the Proposed Acquisition is not consummated.

In light of the above factors, the Salix Board unanimously determined that the Offer is not in the best interests of Salix and Salix’s stockholders. Accordingly, based on the foregoing, the Board recommends that you reject the Offer and not tender your Shares pursuant to the Offer.

The foregoing discussion of the information and factors considered by the Salix Board is not intended to be exhaustive but addresses all of the material information and factors considered by the Salix Board in its consideration of the Offer. In view of the variety of factors and the amount of information considered, the Salix Board did not find it practicable to provide specific assessments of, to quantify or otherwise to assign any relative weights to, the specific factors considered in determining to recommend that stockholders reject the Offer. This determination was made after consideration of all the factors taken as a whole. In addition, individual members of the Salix Board may have given differing weights to different factors.

(c) Intent to Tender

To the best of Salix’s knowledge, none of Salix’s executive officers or directors currently intends to tender in the Offer any of the Shares that he or she holds of record or beneficially.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used.

Salix has retained Wachovia Securities as its exclusive independent financial advisor in connection with Salix’s analysis and consideration of, and response to, the Offer. Wachovia Securities will also serve as Salix’s exclusive financial advisor in connection with any potential transaction involving Salix regardless of whether Salix is the surviving entity. For these services, Salix has agreed to pay Wachovia Securities an advisory fee and a transaction fee. The advisory fee consists of $250,000 per month for each of April, May and June 2003 and $100,000 monthly thereafter, provided the engagement has not been terminated. The transaction fee, if any, would equal $1,000,000 plus an agreed upon fee based on the enterprise value ascribed to Salix in a transaction. The full amount of the advisory fee paid by Salix shall be credited against any transaction fee. Salix has agreed to reimburse Wachovia Securities for all reasonable and customary expenses, including reasonable attorneys fees. Salix also has agreed to indemnify Wachovia Securities and its affiliates against liabilities related to or arising out of the engagement. In 2002, Wachovia Securities provided investment banking services to Salix in connection with its public offering of Common Stock, for which services Wachovia Securities received compensation. In the ordinary course of business, Wachovia Securities and its affiliates may actively trade or hold the Common Stock for their own accounts or for the accounts of customers and, accordingly, may at any time hold a long or short position in the Common Stock.

Except as set forth above, neither Salix nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of Salix concerning the Offer.

Item 6.    Interest in Securities of the Subject Company.

No transactions in the Shares have been effected during the past 60 days by Salix, or, to the best of its knowledge, any of its directors, executive officers, affiliates or subsidiaries except for the following transactions: a trust for the benefit of the children and grandchildren of director John F. Chappell, and for which Mr. Chappell’s children serve as the trustees, sold 2,000 Shares on April 4, 2003 at a price of $7.39 per Share and 2,000 Shares on March 17, 2003 at a price of $6.25 per Share in transactions placed with and effected by the trust’s broker; Chief Executive Officer Carolyn J. Logan made a gift of 3,400 Shares on March 18, 2003 and purchased 5,000 Shares on February 28, 2003 at a price of $5.23 per Share in a transaction placed with and effected by her broker; Chief Financial Officer Adam C. Derbyshire purchased 2,000 Shares on February 18, 2003 at a price of $5.50 per Share in a transaction placed with and effected by his broker; and director Richard A. Franco purchased 2,000 Shares on February 14, 2003 at a price of $5.49 per Share in a transaction placed with and effected by his broker.

Item 7.    Purposes of the Transaction and Plans or Proposals.

Although Salix has received from other parties, both before and after announcement of the Offer, unsolicited indications of interest with respect to strategic transactions, and it will continue to carefully consider legitimate proposals in the exercise of its duties to the stockholders, Salix is not currently engaged in negotiations or discussions with Axcan or any other party in response to the Offer that relate to or would result in:

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Salix or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of Salix or any of its subsidiaries; or

•	any material change in the present dividend policy, or indebtedness or capitalization of Salix.

Salix has not entered into any transaction, board resolution, agreement in principle or signed contract for any such action in response to the Offer.

Because Salix has received other unsolicited indications of interest and carefully considers any legitimate proposals in the interests of the stockholders, its Board of Directors has determined that disclosure of the specific terms of any such indications of interest or proposals, or discussions or negotiations that have occurred in the past or might occur in the future, including the identities of the parties thereto, might be detrimental to the best interests of Salix and its stockholders. Accordingly, at the meeting held April 22, 2003, the Salix Board adopted a resolution instructing management to maintain the confidentiality of any such discussion or negotiations, including the principal terms thereof and the identities of the parties thereto.

Item 8.    Additional Information.

(a) Legal Matters

Litigation.    On April 10, 2003, Axcan and Saule Holdings filed one lawsuit against Salix and one lawsuit against Salix and its directors. The lawsuits are described below.

Axcan Pharma Inc. and Saule Holdings Inc. v. Salix Pharmaceuticals, Ltd., C.A. No. 20247, United States District Court for the District of Delaware, filed April 10, 2003.    This lawsuit seeks to enjoin Salix, its agents,

employees and anyone acting on its behalf from making any false or misleading statements with respect to the Offer. The lawsuit also seeks a declaratory judgment that Axcan and Saule Holdings have disclosed all information required by, and are otherwise in all respects in compliance with, the Securities Exchange Act of 1934 and any other federal securities laws, rules or regulations deemed or claimed to be applicable to the Offer and the documents filed by Axcan and Saule Holdings with the SEC in connection with the Offer. Axcan and Saule Holdings also seek the award of their costs and disbursements in the lawsuit, including reasonable attorneys fees.

Axcan Pharma Inc. and Saule Holdings Inc. v. Salix Pharmaceuticals, Ltd., Robert P. Ruscher, Carolyn J. Logan, John F. Chappell, Thomas W. D’Alonzo and Richard A. Franco, C.A. No. 03-366, Court of Chancery of the State of Delaware, New Castle County, filed April 10, 2003.    This lawsuit alleges that, among other things:

•	the Salix Board will breach its fiduciary duties by not redeeming the rights issued under the Rights Plan or by not rendering the Rights Plan inapplicable to the Offer and/or the Proposed Merger;

•	the Salix Board will breach its fiduciary duties by failing to approve the Offer or taking any other steps necessary to render Section 203 of the Delaware General Corporation Law (“Section 203”) inapplicable to the Offer;

•	the Salix Board will breach its fiduciary duties if it adopts any defensive measure against the Offer, the Proposed Merger or possible future actions by Axcan in furtherance of consummating the Offer (such as solicitation of proxies or agent designations), or that would prevent a future board of directors from exercising its fiduciary duties—including, but not limited to, amendments to the Rights Plan, amendments to Salix’s bylaws, pursuit of alternative transactions with substantial break-up fees and/or lock-ups, “White Knight” stock issuances, changes to licensing agreements, or executive compensation arrangements with substantial payments triggered by a change in control;

•	any action by the Salix Board to adjourn or postpone the annual meeting of stockholders (the “Annual Meeting”), scheduled to be held on June 19, 2003, or to interfere with the proposed date of the Annual Meeting, would delay and/or thwart the exercise of stockholder voting rights without compelling justification and would cause irreparable harm to the Salix stockholders;

•	any action by Salix to eliminate or hinder the right of its stockholders to request a call of a special meeting of stockholders, or to affect the prescribed time period when the special meeting must be held, or to interfere with any efforts to call a special meeting, or to impede possible consideration by Salix stockholders at a special meeting of the removal of the current Salix directors and the election of Axcan’s and Saule Holdings’ nominees to the Salix Board would thwart the exercise of stockholder voting rights without compelling justification and would cause irreparable harm to the Salix stockholders; and

•	any action by Salix to hinder the ability of Axcan and/or Saule Holdings to propose their nominees for consideration by the Salix stockholders, or to negate the effectiveness of Axcan’s and/or Saule Holdings’ notification of their director nominees, would cause irreparable harm to the Salix stockholders.

Axcan and Saule Holdings have asked the court to:

•	declare that the Salix directors have breached their fiduciary obligations to Salix stockholders under Delaware law by failing to redeem the Rights in response to the Offer or to render the Rights Plan inapplicable to the Proposed Merger;

•	compel Salix and the Salix directors to redeem the Rights or to render the Rights Plan inapplicable to the Proposed Merger;

•	declare that the Salix directors have breached their fiduciary obligations to Salix stockholders under Delaware law by failing to render Section 203 inapplicable to the Proposed Merger;

•	compel the Salix directors to approve the Proposed Merger for purposes of Section 203 and enjoin them from taking any action to enforce or to apply Section 203 that would impede, thwart, frustrate or interfere with the Proposed Merger;

•	temporarily, preliminarily and permanently enjoin Salix, its employees, agents and all persons acting on its behalf or in concert with it from taking any action with respect to the Rights Plan, except to redeem the Rights or render the Rights Plan inapplicable to the Proposed Merger, and from adopting any other rights plan or other measures, or taking any other action designed to impede, or which has the effect of impeding, the Proposed Merger or the efforts of Axcan to acquire control of Salix;

•	temporarily, preliminary and permanently enjoin Salix and its affiliates, subsidiaries, officers, directors and all others acting in concert with them or on their behalf from bringing any action concerning the Rights Plan or Section 203 in any other court;

•	declare that the adoption of any further measure—including, but not limited to, amendments to the Rights Plan, amendments to Salix’s bylaws, pursuit of alternative transactions with substantial break-up fees and/or lock-ups, “White Knight” stock issuances, changes to licensing agreements, or executive compensation arrangements with substantial payments triggered by a change in control—that has the effect of impeding, thwarting, frustrating or interfering with the Offer, the Proposed Merger, or Axcan’s and/or Saule Holdings’ solicitation of proxies, call of a special meeting, or nomination of directors constitutes a breach of the Salix directors’ fiduciary duties;

•	enjoin Salix and the Salix directors from adopting any further measure—including, but not limited to amendments to the Rights Plan, amendments to Salix’s bylaws, pursuit of alternative transactions with substantial break-up fees and/or lock-ups, “White Knight” stock issuances, changes to licensing agreements, or executive compensation arrangements with substantial payments triggered by a change in control—that has the effect of impeding, thwarting, frustrating or interfering with the Offer, the Proposed Merger, Axcan’s and/or Saule Holdings’ solicitation of proxies, call of a special meeting, or nomination of directors for election to the Salix Board;

•	enjoin Salix and the Salix directors from taking any action to delay, impede, postpone or thwart the voting or other rights of Salix stockholders in connection with the Annual Meeting or a possible special meeting;

•	award Axcan and Saule Holdings their costs and disbursements in the lawsuit, including reasonable attorneys’ and experts’ fees; and

•	grant Axcan and Saule Holdings such other and further relief as the court may deem just and proper.

On April 17, 2003, a Salix stockholder, Daniel Taylor, filed a purported class action complaint in the Court of Chancery of Delaware, New Castle County, against Salix and the Salix Board members. The complaint generally alleges breaches of fiduciary duty by Salix and the Salix Board for not entering into negotiations with Axcan pursuant to the Offer and seeks injunctive relief.

The duration and outcome of this litigation cannot be predicted at this time. Salix believes that each of these lawsuits is without merit and intends to defend these actions vigorously.

Delaware Business Combinations Statute.    Salix is subject to the provisions of Section 203 of the DGCL (the “Delaware Business Combinations Statute”), which imposes certain restrictions upon business combinations involving Salix. The following description is not complete and is qualified in its entirety by reference to the provisions of the Delaware Business Combinations Statute. In general, the Delaware Business Combinations Statute prevents a Delaware corporation such as Salix from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers such as the Proposed Merger) with an “interested stockholder” for a period of three years following the time such person became an interested stockholder unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of the Delaware Business Combinations Statute, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the corporation, or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person.

A Delaware corporation may elect not to be covered by the Delaware Business Combinations Statute in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. An amendment electing not to be governed by the Delaware Business Combinations Statute is not effective until 12 months after the adoption of such amendment and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption.

Neither Salix’s Certificate of Incorporation nor Bylaws exclude Salix from the coverage of the Delaware Business Combinations Statute. Unless Axcan and Saule Holdings’ acquisition of 15% or more of the Salix Common Stock or the Proposed Merger is approved by the Salix Board before the Offer closes, the Delaware Business Combinations Statute will prohibit consummation of the Proposed Merger for a period of three years following consummation of the Offer unless the Proposed Merger is approved by the Salix Board and 66 2/3% of the Salix stockholders, excluding Axcan and Saule Holdings, or unless Axcan and Saule Holdings acquire at least 85% of the Common Stock in the Offer. The provisions of the Delaware Business Combinations Statute would be satisfied if, prior to the consummation of the Offer, the Salix Board approves the Offer and the Proposed Merger. Saule Holdings has requested the Salix Board to approve the Offer and the Proposed Merger and has made such approval a condition to the consummation of the Offer and the Proposed Merger.

Appraisal Rights.    Holders of the Shares do not have appraisal rights as a result of the Offer. However, if the Proposed Merger is consummated, holders of the Shares in connection with the Proposed Merger will have certain rights pursuant to the provisions of Section 262 of the DGCL to dissent and demand appraisal of their Shares. Under Section 262, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Proposed Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per share to be paid in the Proposed Merger or the market value of the Shares. The value so determined could be more or less than the price per share to be paid in the Proposed Merger.

Delaware Law.    The Proposed Merger would need to comply with various applicable procedural and substantive requirements of Delaware law. Several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a corporation involved in a merger has a fiduciary duty to the other stockholders that requires the merger to be fair to such other stockholders. Saule Holdings would be a controlling stockholder if the holders of at least a majority of the Shares accept the Offer, which acceptance is a condition to Axcan’s and Saule Holding’s consummation of the Offer and the Proposed Merger. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there were fair dealings among the parties.

“Going Private” Transactions.    Rule 13e-3 under the Exchange Act is applicable to certain “going-private” transactions and may under certain circumstances be applicable to the Proposed Merger. According to information provided by Axcan and Saule Holdings to the Salix stockholders, Saule Holdings does not believe that Rule 13e-3 will be applicable to the Proposed Merger unless the Proposed Merger is consummated more than one year after the termination of the Offer. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning Salix and certain information relating to the fairness of the Proposed Merger and the consideration offered to minority stockholders be filed with the Commission and distributed to minority stockholders before the consummation of any such transaction.

Foreign Laws.    Salix conducts business in a number of foreign countries and jurisdictions within such foreign countries. In connection with the acquisition of the Shares pursuant to the Offer, the laws of such foreign countries and jurisdictions may require the filing of information with, or the obtaining of the approval of, governmental authorities in such countries and jurisdictions. In addition, the waiting period prior to consummation of the Offer associated with such filings or approvals may extend beyond the scheduled Expiration Date. The governments in such countries and jurisdictions might attempt to impose additional conditions on Salix’s operations conducted in such countries and jurisdictions as a result of the acquisition of Shares pursuant to the Offer or the Proposed Merger.

(b) Regulatory Matters

U.S. Antitrust.    Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The acquisition of the Shares by the Offeror pursuant to the Offer is subject to such requirements.

Under the provisions of the HSR Act applicable to the purchase of Shares pursuant to the Offer, such purchase may not be made until the expiration of a 15-calendar day waiting period following the required filing of a Notification Report Form under the HSR Act by Axcan, which Axcan submitted on April 16, 2003. Salix must and will file a Notification Report Form under the HSR Act with the Antitrust Division and the FTC in connection with the Offer by April 28, 2003. The waiting period under the HSR Act will expire no later than 11:59 P.M., Eastern Time, on May 1, 2003, unless early termination of the waiting period is granted by the Federal Trade Commission (“FTC”) and the Department of Justice, Antitrust Division (the “Antitrust Division”) or Axcan receives a request for additional information or documentary material prior thereto. If either the FTC or the Antitrust Division issues a request for additional information or documentary material from Axcan prior to the expiration of the 15-day waiting period, the waiting period will be extended and will expire at 11:59 P.M., Eastern Time, on the tenth calendar day after the date of compliance by Axcan with such request unless terminated earlier by the FTC and the Antitrust Division. If such a request is issued, the purchase of and payment for Shares pursuant to the Offer will be deferred until the additional waiting period expires or is terminated. Only one extension of such waiting period pursuant to a request for additional information or documentary material is authorized by the rules promulgated under the HSR Act. Thereafter, the waiting period can be extended only by court order or by waiver of the parties being investigated. However, neither Salix’s failure to make such filing nor a request to Salix from the Antitrust Division or the FTC for additional information or documentary material will extend any waiting period.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Salix pursuant to the Offer. At any time before or after the Saule Holding’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Proposed Merger or seeking the divestiture of Shares acquired by Saule Holdings or the divestiture of substantial assets of Salix or its subsidiaries or Axcan or their subsidiaries. Private parties and states attorneys general may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such a challenge is made, what the result will be.

If the Antitrust Division, the FTC, a state or a private party raises antitrust concerns in connection with a proposed transaction, Axcan and Saule Holdings may engage in negotiations with the relevant governmental agency or party concerning possible means of addressing these issues and may delay consummation of the Offer or the Proposed Merger while such discussions are ongoing.

(c) Forward-Looking Statements

Certain of the information contained in this Schedule 14D-9 should be considered “forward-looking statements” which are subject to a number of risks and uncertainties. The preparation of forward-looking statements requires the use of estimates of future profitability, revenues, expenses, activity levels and economic and market conditions, many of which are outside Salix’s control. Actual results might vary materially from those indicated by the forward-looking statements as a result of various factors, including:

•	Salix’s dependence on its first three pharmaceutical products, balsalazide, Rifaximin and granulated mesalamine and the uncertainty of market acceptance of those products;

•	the unpredictability of the duration and results of regulatory review of New Drug Applications and Investigational New Drug Applications;

•	the high cost and uncertainty of the research, clinical trials and other development activities involving pharmaceutical products;

•	the uncertainty of obtaining, and Salix’s dependence on, third parties to manufacture its products and to sell them outside the United States and in fields other than gastroenterology;

•	Salix’s limited sales and marketing experience;

•	intense competition in the specialty pharmaceutical industry;

•	Salix’s ability to fund its activities internally or through additional financing, if necessary;

•	the possible impairment of, or inability to obtain, intellectual property rights and the costs of obtaining rights from third parties; and

•	results of future litigation and other risk factors detailed from time to time in Salix’s other SEC filings.

In addition, there can be no assurance that Salix’s business strategy will deliver any particular level of value to Salix stockholders or that earnings estimates will be met or exceeded. Other factors and assumptions not identified above are also involved in the preparation of forward-looking statements, and the failure of such other factors and assumptions to be realized might also cause actual results to differ materially from those discussed.

Item 9.    Exhibits.

Exhibit No.

Exhibit 1.	Letter to the Company’s Stockholders dated April 23, 2003.*

Exhibit 2.	Press Release issued by the Company on April 23, 2003.**

Exhibit 3.	Complaint of Daniel Taylor, individually and on behalf of all others similarly situated dated April 17, 2003 filed in the Court of Chancery of Delaware, New Castle County.**

Exhibit 4.	Press Release issued by the Company on April 10, 2003 (incorporated by reference to Exhibit 99.1 to Salix Current Report on Form 8-K filed April 11, 2003).

Exhibit 5.

Proxy Statement on Schedule 14A dated April 30, 2002, relating to the Company’s 2002 Annual Meeting of Stockholders (incorporated herein by reference to the Company’s Schedule 14A, filed April 29, 2002).

Exhibit 6.	Axcan Complaint dated April 10, 2003 filed in the Court of Chancery of Delaware, New Castle County (incorporated by reference to Exhibit 99(a)(1)(I) to Schedule TO filed April 10, 2003).

Exhibit 7.	Axcan Complaint dated April 10, 2003 filed in the United States District Court for the District of Delaware (incorporated by reference to Exhibit 99(a)(1)(H) to Schedule TO filed April 10, 2003).

Exhibit 8.	Form of Employment Agreement for executive officers (incorporated by reference to Exhibit 10.31 to the Company’s 10-Q for the quarter ended September 30, 2001).

Exhibit 9.

Rights Agreement, dated as of January 10, 2003, between the Company and Computershare Investor Services LLC, as Rights Agent (incorporated by reference to Exhibit 10.36 to the Company’s 8-K dated January 10, 2003).

Exhibit 10.	Form of 1996 Stock Plan for the Company, as amended September 2000 (incorporated by reference to the Company’s Registration Statement on Form S-8 filed June 22, 2001).

*	Mailed to stockholders.
**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SALIX PHARMACEUTICALS, LTD.

By:	/s/ ROBERT P. RUSCHER
Robert P. Ruscher Executive Chairman

Dated: April 23, 2003

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